April 10, 2006



VIA U.S. MAIL AND FACSIMILE:  (804) 788-8218
Melvin E.Tull, III, Esq.
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219
(804) 788-8200

Re:	Massey Energy Company
Preliminary Proxy Statement on Schedule 14A, filed March 31, 2006
      File No. 1-07775
      Soliciting Materials Filed Pursuant to Rule 14a-12 on March
20,
March 22, 	and April 4,  2006
      File No. 1-07775


Dear Mr. Tull:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General, page 1

1. Consistent with the requirements of Item 6(c)(3) of Schedule
14A,
supplement your disclosure regarding cumulative voting rights held by
shareholders to specify whether there are any conditions precedent to
the exercise of such rights. Further, revise the proxy card to specifically state that you have sought discretionary authority to cumulate votes and absent specific instructions, persons named as proxies will have the discretionary authority to cumulatively vote for all or less than all of the three nominees of the Board of Directors.
Election of Directors, page 3
2. Please revise the biographical information of the nominees so that
it complies with Item 401 of Regulation S-K.  Refer to Item 7(b)
of
Schedule 14A.  For example, revise the biographies to ensure that you
completely describe each individual`s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.  For example, we
note that you do not include information about Mr. Crawford`s business experience from 2003 through February 2004.
3. We refer you to Item 401(f)(1) of Regulation S-K.   We note
that
Mr. Crawford was serving as chief executive officer of James River Coal during 2003 and that on March 23, 2003, James River Coal and all of its subsidiaries filed voluntary petitions with the United States
Bankruptcy Court for the Middle District of Tennessee for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Consistent with the requirements of Item 7(b) of Schedule 14A, such information should be included with respect to your director nominee, particularly in light of your disclosure regarding the wealth of experience of your nominees. We also remind you of your disclosure requirements under Rule 14a-9(a). Please revise the preliminary proxy accordingly to address this omission.
4. We note your reference to the "wealth of experience" your nominees have in the coal industry, among other areas. It appears however, that only one of the three nominees has an extensive and specific business background in the coal industry. Given that the company operates in the coal industry, background experience specific to the coal industry would appear to be material to a shareholder`s understanding of the experience possessed by the respective nominees.
Revise your disclosure to clarify that only Mr. Crawford has had specific business experience in the coal industry. We also refer you to our prior comment with respect to what appears to be material information regarding Mr. Crawford`s business background.
Third Point Nominees, page 4
5. Your disclosure in this section should be balanced. While addressing the ways in which you believe the company continues to create long-term value for its shareholders, please also address the challenges the company has faced with respect to short-term results.
Address for example, the downward adjustment with respect to earnings that occurred during fiscal 2005 and reference the ways in which management intends to recover from the Aracoma fire and "ongoing lack of experienced, available labor" that was noted by Mr. Blankenship in soliciting materials filed on March 20, 2006.
6. Revise to specify the "favorable" interest rate the company negotiated with respect to its long-term debt. Specify the old rate and the new rate and the dollar amount of the debt now subject to the new rate.
7. You disclose that in response to a shareholder request, the company authorized $500 million in share repurchases. Revise your statement to identify the shareholders who were principally involved in this request.
8. You state that the company "prudently" decided to not incur additional debt in November 2005 in order to fund the share repurchase. Revise to provide support for the statement that initiating a share repurchase at that time would have "substantially weaken[ed] the company`s balance sheet and reduce[ed] the company`s strategic and financial flexibility."
9. We note that your fourth bullet point, dealing with the board`s belief that any change in the board would be disruptive, focuses on the experience of the board`s nominees and argues that the loss of this experience "could be detrimental to the Company`s strategic plan." Please explain exactly what the strategic plan is and, moreover, how the absence of two directors could be detrimental to your strategic plan. For example, it appears that the board may have already provided very substantial and specific guidance to management, thereby communicating the strategic plan. Alternatively, if the company`s strategic plan means management`s general thoughts on the business of the company, then so state.

10. Support for each statement or assertion of opinion or belief must
be self-evident, disclosed in the proxy materials, or provided to the
staff on a supplemental basis. Provide us with support for the statements you make with respect to:
   * the company having tripled its coal reserve base, becoming the
			"preeminent holder of reserve in Central
Appalachia...";
   * the company becoming the "preeminent" producer of coal in the region;
* the company preserving the strength of its balance sheet,
including
fully 	funding its pension plan and keeping legacy liabilities
to
a level 	"significantly below that of its publicly traded peer
group."

Where the basis are other documents, such as prior proxy statements,
Forms 10-K and 10-Q, annual reports, analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

Committees of the Board, page 9

11. Rather than state that the Chairman of the Audit Committee spoke
"frequently" with the independent registered public accounting firm on "several" occasions, quantify the times, if known, that such conversations occurred.

Employment Arrangement with Don L. Blankenship through December
31,
2005, page 20
12. Please revise your disclosure to include "a specific discussion of the relationship of the [company`s] performance to the CEO`s compensation for the last completed fiscal year, describing each measure of the [company`s] performance, whether qualitative or quantitative, on which the CEO`s compensation was based." Please see
Item 402(k) of Regulation S-K. In this regard, we not that Mr. Blankenship`s payment of percentages of target performance goals is disclosed on page 21, but the measures of the performance are not disclosed.


Approval of the Massey Energy Company 2006 Stock and Incentive
Compensation Plan , page 34
13. Please provide the tabular information required by Item 10(b) of
Schedule 14A.

Proxy Solicitation and Expenses, page 44

14. We note that proxies may be solicited personally and by telephone, facsimile, courier, service, mail, email, Internet, press release, advertisement, or "otherwise". Revise to specify any "other" means by which you may solicit proxies. Further, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Approval of Amendments to the Company`s Restated Certificate of
Incorporation and Restated Bylaws, page 42

15. Supplement your disclosure to address the reasons for the agreed upon percentage change from 80% to 67% necessary to amend the charter documents of the company. Moreover, if the amendment is not approved, specify the consequences to the company.

16. Please file as an exhibit the Stipulation of Settlement agreement referenced in this proposal. Advise us of why such agreement has not been filed as an exhibit to any of your periodic or current reports.

Annex B
17. Please update the information required by Item 5 (b)(iv) of
Schedule 14A regarding the amount of each class of securities owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Form of Proxy Card

18. Please revise the form of proxy card to clearly indicate that it is a preliminary copy. See Rule 14a-6(e)(1).

19. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation."
Please clarify this on the proxy card.

Soliciting Materials Filed Pursuant to Rule 14a-12 on March 20 and
22, 2006
20. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company`s financial and market performances, including but not limited to the following:
* In the soliciting materials filed on March 20, 2006, the company states that management is "confident" in its strategy to build long-term value and expects to improve productivity and margin expansion in 2006 and future years. Provide us with the basis for such statements and address why management is confident of achieving such results in light of short-term difficulties related to the Aracoma fire and potential long-term challenges due to the shortage of available, experienced labor;

* On page 29 of the slide presentation filed as soliciting materials on March 22, 2006, the statement regarding the company`s coal as the
"highest quality coal in the world";
* On page 29 of the slide presentation, the statements that the company is the largest "met coal producer in the United States" and has low level of liabilities especially compared to peers; and,
* On page 29 of the slide presentation, the statement regarding the opportunity the company has for increasing profitability in 2006-2008.
Where the basis are other documents, such as prior proxy statements,
Forms 10-K and 10-Q, annual reports, analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.
Soliciting Materials Filed April 4, 2006
21. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. If you have disclosed the support for such statements, then revise to specify the sources upon which you have relied. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to
Rule 14a-9. We note as an example the statement that you judge the nominees proposed by Third Point LLC and affiliates to be "less-qualified" than the company`s slate of nominees.
Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *   *

      As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on
EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3257 with any questions.

      Sincerely,


									Celeste M. Murphy,
									Special Counsel
Office of Mergers and Acquisitions


Mr. Melvin E. Tull, III
Hunton & Williams
April 10, 2006
page 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 3698